UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 4, 2004

AssistGlobal Technologies Corp.

 (Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    _X__

Form 40-F    ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    _X__

No    ____

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

“Sokhie Puar”

Date:   October 4, 2004

_________________________________

Mr. Sokhie Puar, Director

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

AssistGlobal Technologies Corp.

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

October 5, 2004

Item 3.

Press Release

October 5, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

AssistGlobal Technologies Corp. is pleased to announce that it has entered into a memorandum of understanding, to acquire Fine Arts and Software Inc. of Philadelphia, PA., USA.

Item 5.

Full Description of Material Change

See attached press release

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar

Peeyush Varshney

Director

Corporate Secretary

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 4th day of October 2004.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

ASSISTGLOBAL TECHNOLOGIES CORP.

October 4, 2004

(No.2004-10-09)

AssistGlobal Enters into a Memorandum of Understanding

to Acquire Fine Arts and Software Inc.

Vancouver, BC – October 4, 2004, – AssistGlobal Technologies Corp.  (CNQ: AGBT.U, NASD OTC BB: AGBTF and FWB: IGN1 ) (the “Company”) is pleased to announce that it has entered into a memorandum of understanding (“MOU”), to acquire Fine Arts and Software Inc. (“FAS”) of Philadelphia, PA., USA.

Pursuant to the MOU, the Company will issue up to 2,160,000 common shares (“Purchase Price”) of its common stock to the sole shareholder of FAS, Howard Shotz.  The Purchase Price will vest in three tranches. The first tranche of 720,000 common shares of the Company will be issued to FAS upon the signing of a definitive agreement. The second tranche of 720,000 common shares of the Company will be issued to FAS after 12 months from the date of the definitive agreement and the third tranche of 720,000 common shares of the Company will be issued to FAS after 24 months from the date of the definitive agreement. Both the second and third tranches of shares are also subject to FAS having met certain financial performance measures.

Catherine Stauber, CEO of AssistGlobal, states, “We are extremely pleased with this strategic acquisition of Fine Arts and Software Inc. as it compliments AssistGlobal by bringing strong technical talent and intellectual property that integrates into existing products and services, ultimately broadening AssistGlobal’s ability to gain further market share”.

About Fine Arts and Software Inc.

Fine Arts & Software Inc. has been a MicroviewFM business partner since 1998 and an ARCHIBUS/FM business partner, Application Specialist, and a member of the ARCHIBUS Developer Network since 1995.  FAS provides the full suite of Total Integrated Facilities Management (TIFM) software and services utilizing ARCHIBUS and MicroviewFM to its base of clients in the Mid-Atlantic region of the Untied States, as well as selected clients in the vertical markets of Healthcare, Finance and Real Estate Management throughout the Untied States and the country of Bermuda.

About AssistGlobal:

With more than 700 clients in 15 countries, AssistGlobal is a leader in the Facilities, Infrastructure and Project Management industry and has been providing first-rate products and services since 2000.

Software Sales

MicroViewFM Software for Facilities and Infrastructure Management provides reliable, robust mobile solutions to coordinate, simplify and enhance operational activities.  Facilities data can be recorded and updated on-the-fly using MicroView software for handheld computers (PDAs) - a valuable timesaver when mobilizing for large-scale reorganizations, corporate moves or undertaking extensive maintenance activities. The Company’s existing products include MicroView Parking Manager™, HVAC and Electrical Module™ and MicroView/FM™.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com

Application Hosting

AssistGlobal provides turnkey hosted solutions for Project and Facility Management software applications.  AssistGlobal hosts complex, robust vertical applications including products from Primavera Systems Inc. and Archibus Inc.  AssistGlobal offers complete, end-to-end solutions that enable its customers to launch new and enhanced services within tight deadlines, improve application performance and system security, reduce overall cost of ownership, and retain profitable customers. Applications are securely delivered through the Internet enabling global access to central data for geographically dispersed companies.

Custom Solutions

AssistGlobal works with clients to provide custom solutions, which include custom application development and deployment for enterprise systems integration.

Key organizations using AssistGlobal technologies include:

-MetLife	-Blue Cross/Blue Shield
-The United States Army and Navy	-Cedar Sinai, Mount Sinai and Methodist Hospitals
-The Universities of Texas, Colorado and Princeton	-Unisys
-Macromedia	-The CIA
-Chase Manhattan Bank	-Intrawest

On behalf of the Board of Directors,

“Sokhie S. Puar”

__________

Sokhie S. Puar

For Further Information Please Contact:

Mr. Bijay Singh

Director

Email:

bijay@snjcapital.com

Phone:

604-684-3783

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com